Exhibit 99.2

COMPANY ANNOUNCEMENT

TORM plc Q1 2026 Results, Dividend Distribution, and Financial Outlook 2026
INSIDE INFORMATION
“TORM delivered a strong quarter supported by high freight rates, consistent execution, and our One TORM platform,” said Jacob Meldgaard, adding: “Rates rose to record levels in April, prompting an upward revision of our full-year guidance while continuing to monitor global developments. We also invested selectively in fleet renewal, including six resale vessels, reflecting our long-term view of the market.”

Financial Results
In the first quarter of 2026, TORM (Nasdaq: TRMD or TRMD A) generated time charter equivalent earnings (TCE) of USD 286m (2025, same period: USD 214m). EBITDA for the Group totaled USD 201m including unrealized losses on financial instruments of USD 5m (2025, same period: USD 136m including unrealized losses on financial instruments of USD 2m), while net profit for the period amounted to USD 122m (2025, same period: USD 63m), reflecting a continued strong operational development. Freight rates entered 2026 on a firm footing and strengthened further toward the end of the quarter, with gains led by the crude tanker segment amid escalating geopolitical tensions. The conflict involving the US, Israel, and Iran, and the subsequent closure of the Strait of Hormuz, materially altered market conditions as the loss of Middle Eastern exports prompted a rapid shift toward replacement barrels from the US, supporting tanker demand and freight rates.
In this market, TORM achieved fleet-wide TCE rates of USD/day 34,937 on average (2025, same period: USD/day 26,807), and available earning days increased to 8,325 (2025, same period: 8,061). Our vessel class LR2 achieved TCE rates of USD/day 41,062, the LR1 vessels achieved TCE rates of USD/day 34,903, and the MR vessels achieved TCE rates of USD/day 32,946.
For the first quarter of 2026, Return on Invested Capital amounted to 18.0% (2025, same period: 10.3%) reflecting the higher freight rates compared to the levels seen a year ago, and basic EPS amounted to USD 1.21 (2025, same period: USD 0.64).
Key Figures
USDm	Q1 2026	Q1 2025	Change
Time charter equivalent earnings (TCE)	286	214	72
EBITDA	201	136	65
Adjusted EBITDA*	206	138	68
Net profit/(loss) for the period	122	63	59
TCE per day (USD)*	34,937	26,807	8,130
Basic earnings/(loss) per share (USD)	1.21	0.64	+0.57
Dividend per share (USD)	0.70	0.40	0.30
Dividend pay-out ratio	58%	63%	-5%
*   Excludes unrealized gains/losses on derivatives.
Business Highlights
In the first quarter of 2026, TORM took delivery of two 2016-built LR2 vessels and one 2018-built MR vessel, now renamed TORM Helga, TORM Hedwig and TORM Fortune. Further, TORM delivered the 2008-built LR2 vessel TORM Maren to its new owner. Also, TORM entered into an agreement to purchase two 2015-built MR vessels with delivery in the second quarter of 2026. The vessels will be named TORM Dehradun and TORM Dapitan.
Further, after the end of the quarter, TORM has purchased a total of six MR resales, with the first two vessels scheduled for delivery already in the first quarter of 2027, followed by two additional deliveries in 2027 and the remaining two in 2028.
Thus, after completion of the deliveries, TORM's fleet size will increase to 103 vessels.
Based on broker valuations, TORM’s fleet had a market value of USD 3,619m (2025, same date: USD 3,112m). Compared to broker valuations as of 31 December 2025, the market value of the fleet increased by USD 308m when adjusted for acquired and sold vessels in the first quarter of 2026. TORM’s consolidated Net Asset Value (NAV) was USD 3,036m as of 31 March 2026 (2025, same date: USD 2,511m).

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO.12 13 MAY 2026	PAGE 1/3

COMPANY ANNOUNCEMENT

Distribution of Dividend
TORM’s Board of Directors has today approved an interim dividend for the first quarter of 2026 of USD 0.70 per share to be paid to the shareholders corresponding to an expected total dividend payment of USD 72m and reflects the Distribution Policy. The distribution for the quarter is equivalent to 58% of net profit. The payment date is 11 June 2026 to all shareholders on record as of 28 May 2026, and the ex-dividend date is 27 May 2026 for the shares listed on Nasdaq OMX Copenhagen and 28 May 2026 for the shares listed on Nasdaq New York.
Financial Outlook 2026 - INSIDE INFORMATION
As of 07 May 2026, TORM had covered 57% of the Q2 2026 earning days at an average rate of USD/day 71,494. By vessel class, coverage stood at 64% for LR2s at USD/day 70,764, 60% for LR1s at USD/day 61,774 and 54% for MRs at USD/day 73,485.
For the full year 2026 42% of the earning days have been fixed at an average rate of USD/day 50,044. The remaining 58% of the earning days in 2026 - equivalent to 20,031 days - remain open and thus subject to market fluctuations. A change in freight rates of USD/day 1,000 will, all else equal, impact EBITDA by approximately USD 20m.
Based on the earnings realized this far as well as the outlook for the remaining part of the year, TORM upgrades its full-year guidance.
For the full year 2026, TCE earnings are now expected to exceed the previous guidance and are now estimated to be USD 1,150-1,450m (previous guidance USD 850-1,250m),
EBITDA for the full year 2026 is expected to be in the range of USD 800–1,100m (previous guidance USD 500-900m) based on the current fleet size.
Webcast and Conference Call
TORM will host a webcast and conference call for investors and analysts today, Wednesday 13 May at 10:00 am Eastern Time / 04:00 pm Central European Time.
Participants joining webcast:
Please access the webcast here.
Participants joining by telephone:
Please call one of the dial-in numbers below at least ten minutes prior to the start (Conference ID: 5986716):
Denmark: +45 32 74 07 10
United Kingdom: +44 20 3481 4247
United States: +1 (646) 307 1963
Contacts
Mikael Bo Larsen, Head of Investor Relations
Tel.: +45 5143 8002
About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of product tanker vessels with a strong commitment to safety. environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD. ISIN: GB00BZ3CNK81). For further information. Please visit www.torm.com.
Safe Harbor Statement as to the Future
Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “targets,” “projects,” “forecasts,” “potential,” “continue,” “possible,” “likely,” “may,” “could,” “should” and similar expressions or phrases may identify forward-looking statements.
The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections.

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO.12 13 MAY 2026	PAGE 2/3

COMPANY ANNOUNCEMENT

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; inflationary pressure and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; general domestic and international political conditions or events, including “trade wars” and the war between Russia and Ukraine, the conflicts in the Middle East; international sanctions against Russian oil and oil products; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;  effects of new products and new technology in our industry;  new environmental regulations and restrictions; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our Board of Directors and Senior Management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; the impact of the U.S. presidential and congressional election results affecting the economy, future government laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions; potential disruption of shipping routes due to accidents, climate-related incidents, adverse weather and natural disasters, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers.
In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO.12 13 MAY 2026	PAGE 3/3